UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

ANNUAL REPORT
PURSUANT TO REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933

For the fiscal year ended <u>December 31, 2020</u>

<u>XTI Aircraft Company</u>

In this Annual Report, references to "XTI," "we," "us," "our," or the "Company" mean XTI Aircraft Company.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

DESCRIPTION OF BUSINESS

Background

XTI Aircraft Company ("XTI" or the "Company") is a development-stage aircraft manufacturer whose mission is "to define the next era of sustainable travel."

Headquartered in Englewood, Colorado, the Company is developing a series of vertical takeoff and landing ("VTOL") aircraft, starting with the TriFan 600, a six-passenger aircraft that will provide point-to-point air travel over distances of up to 600 nautical miles while significantly reducing carbon emissions per nautical mile compared to today's gasoline-powered jet aircraft and helicopters. The TriFan 600 is expected to have a wide usage ranging from private and commercial aviation services for business and high net worth individuals to emergency medical services ("EMS").

The TriFan's target design is intended to have unique advantages over existing helicopters, turbo-prop, and light jet aircraft. The TriFan is desiged to offer a blend of state of the art aviation technologies that will combine the best of helicopter, turbo-prop and light jets. The TriFan is designed to reduce CO_2 emissions by up to 75% compared to existing comparable aircraft and helicopters, fly at twice the speed and three times the range of a helicopter, cruise like a jet (29,000 feet) and use existing ground and airspace infrastructure. Since the TriFan 600 is designed to take off and land without a runway, many users will also enjoy shorter commutes to and from airports.

TriFan 600

The Company believes that TriFan's propulsion system will permit the fixed-wing, ducted fan, VTOL aircraft to be fully functional and practical, delivering competitive speed, range, and comfort for passengers, and offering a substantial payload capability.

In designing the TriFan 600, the Company identified certain goals and guidelines including:

- Begin with a proven fixed-wing airplane configuration (not a rotorcraft platform), and develop ducted fan technology for vertical take-off and landing, because: (a) ducted fans are safer and more compact than helicopter rotors, (b) the aircraft will be able to achieve the speed, range, comfort, and the other advantages of a fixed-wing aircraft; and (c) fixed-wing aircraft are safer and easier to operate than conventional rotorcraft.

- In addition to vertical take-off and landing capabilities, design the aircraft with the ability to also take off and land like a conventional airplane allowing for increased travel distances (targeting 600 nautical miles).

- Use currently available components to create a propulsion system that will result in lower procurement cost and comparatively lower operating costs than business jets and helicopters delivering similar performance.

- Create a sleek aircraft which will seat six people, cruise at 345 miles per hour, and have a range competitive with a light turboprop, fixed-wing aircraft and out-perform the range of any helicopter.

- Design the aircraft to land and take off from existing helipads and driveways, and other paved surfaces.

- Incorporate the most advanced technology and materials available, including fly-by-wire, all-composite carbon-fiber airframe, computer-assisted take-off and landing, and the most advanced state of the art technologies available to maximize safety and to provide the ultimate flying experience for the pilot and passengers.

- Design the aircraft's exterior and interior to be physically/aesthetically attractive and to provide maximum comfort and convenience to the passengers.

**

By combining existing and upcoming state-of-the-art technologies and components (including turbine engines, composites, software, advanced propulsion systems and fuel) into our patented proprietary design, we believe the TriFan 600 will be a commercially successful product for the business aviation market.

Engineering and Development to Date

XTI plans to seek certification of the TriFan 600 as a fixed-wing, VTOL aircraft. Initial concept and engineering analysis for the TriFan 600 was completed in April 2014. In May 2019 the Company began initial hover tests of our 65% scale prototype. Progress has been affected by constraints on our resources and the pandemic which led us to suspend further tests in 2020. As of the date of filing this Annual Report, the Company estimates the cost of developing the full-scale proof of concept aircraft will be approximately $50 million and will require approximately two years to complete after such funds are raised. The Company commenced fund raising efforts in 2021. Following the completion of the full-scale proof of concept aircraft, XTI will seek certification with the Federal Aviation Administration ("FAA"), which we expect will take an additional two years to obtain.

As of the date of the filing of this report, certain features of the original design of the TriFan 600 have been revised as a result of the Company's preliminary design review ("PDR") which was completed in February 2022. A PDR is the consummation of the preliminary design phase of the development of the aircraft and sets the stage for detailed design and test procedure development.

The Market

Our target customers for the TriFan 600 are business jet and helicopter operators, global and regional airlines, and emergency medical services.

Business jet and helicopter operators provide services with the private aviation segment, which is essential to tens of thousands of companies and organizations of all kinds, provides its users with key benefits including:

- minimizes travel time
- allows for flexible schedules
- increases productivity
- ensures employee safety and security
- enables the delivery of sensitive equipment
- allows for multiple stops in a single day

Early demand for the TriFan 600 is indicated by the Company's conditional executed aircraft orders for the delivery of 117 aircraft as of December 30, 2020. These orders represent roughly $760.5 million of future revenue potential. Many of the agreements include refundable deposits which serve to prioritize orders when the aircraft becomes available for delivery. While these deposits represent the potential for future revenue, that revenue may not be earned for many years, if at all, depending on the Company's success in having the TriFan 600 certified by the FAA.

Aviation Regulations

In the U.S., civil aviation is regulated by the Federal Aviation Administration (the "FAA"), which controls virtually every aspect of flight from pilot licensing to aircraft design and construction. The FAA requires that every civilian aircraft that flies in the U.S. carry a valid type certificate and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

The Company intends to seek approval for the design of the TriFan 600 by obtaining a standard Type Certificate under Federal Aviation Regulations. The Company plans to submit its certification application soon after it secures at least $10 million of further financing in 2022. The FAA will conduct extensive testing and analysis of the TriFan 600 to determine the aircraft's safety, stability, reliability and performance and compliance with the applicable airworthiness standards.

In addition, once the Company has been issued a type certificate, it intends to apply for a production certificate for its manufacture process after which TriFan 600 manufactured by XTI in accordance with the type certificate will receive an airworthiness certificate.

XTI will not permitted to deliver commercially produced aircraft to customers until it has obtained FAA certification, which effectively means that no significant material sales revenue will be generated until that time. The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 could take several years. Any delay in the certification process will negatively impact the Company by requiring additional funds be spent on the certification process and by delaying the Company's ability to sell aircraft.

In addition to the FAA, operation of the TriFan 600 will be regulated by various state, county and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions vary by location and may limit the TriFan 600 to landing in already zoned areas. However, there are currently over 5,000 helipads in the U.S. where helicopters are allowed to land. Thus, the Company expects that the TriFan 600 will also be able to land legally and safely in these locations and at thousands of other paved areas or grassy areas as well as smaller general aviation airports unavailable to jets.

Intellectual Property

XTI has received a utility patent (US Patent 9,676,479) and a design patent (US Patent D741247) for a VTOL aircraft that includes a pair of ducted lift/thrust fans that are rotatably moveable between the lift and thrust positions. Based on those U.S. patents, the Company has also applied for and has been issued multiple additional foreign utility patents, including from China, Japan, Europe and Canada. We have sought to protect the intellectual property of the Company through the use of patents, and trade secrets. Employee and third-party consultants have signed non-disclosure agreements with the Company which include standard provisions related to assignment of work product and other requirements to further protect its proprietary rights. The Company is continuing to develop intellectual property, and it intends to aggressively protect its position in key technologies. The Company owns several trademarks protecting the Company's name and logo. The Company's intellectual property also includes extensive data, engineering analyses, and other know-how.

The Company's patent and patent applications cover various embodiments of a vertical take-off and landing aircraft. In general terms, a "utility patent" protects the way an article is used and works, while a "design patent" protects the way an article looks. The Company has obtained broad patent protection in both respects through the above-referenced patents. Under the European patent, the Company has applied for issuance of patents in the U.K., France, Germany, and Italy, where it's likely the aircraft will be sold and widely used. Patents are also pending in Brazil.

Impact of COVID-19 on Operations

The Company experienced difficulty in obtaining financing in 2020 and anticipates the global response to COVID-19 may continue to cause difficulty in obtaining financing, which in turn will slow its development and marketing. The Company believes that although the impact of Covid-19 may delay our progress in the near term, the sales of the TriFan 600, once it is certified, are not likely to be adversely affected by the pandemic. Currently, the pandemic has driven an increased interest in private aircraft as a means to avoid crowded airlines, which may, in the future, continue to provide increased opportunities for the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The Company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development.

Operating Results

We have not yet generated revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2024 or later.

As of December 31, 2020, we had received orders for 117 aircraft which generated $1,680,000 of cash from a combination of deposits and convertible notes. These funds will not be recorded as revenue until the orders for aircraft are delivered which may not be for many years or at all if we do not deliver the aircraft. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019.

Operating expenses for the year ended December 31, 2020 were approximately 53% lower than operating expenses for the year ended December 31, 2019. The principal drivers of the decrease in operating expenses were the impact of Covid-19 on our ability to test our scale model and to modify the impact on our conceptual design, and the completion in 2019 of portions of the conceptual design of the aircraft. Thus, there was decreased spending on conceptual design. In addition, the Company utilized stock based compensation instead of cash compensation to reduce general and administrative expenses. Reduced spending in these categories was offset in part by an increase in spending on sales and marketing. For instance, conceptual design costs to advance development of the TriFan 600 decreased in 2020 from $254,579 in 2019 to $78,196 (a decrease of approximately 69%). General and administrative costs decreased from $3,327,621 to $1,307,367 (a decrease of approximately 61%). This decrease was the result of issuing fewer options to members of the executive management team as compensation for services in 2020 as compared to 2019. Sales and marketing expense increased from $29,947 to $325,851 (an increase of approximately 988%). We continue to prioritize our conceptual design costs, and the people necessary to get us to the next phase of development of the TriFan 600.

Interest expense for this time period decreased from $203,464 to $187,187 as we continued to rely on loan financing from related parties (discussed below). Included in the 2019 amount is a non-cash interest expense of $34,140 associated with a beneficial conversion feature attached to a convertible note held by an individual who owns less than 1% of the fully diluted capital of the Company.

As a result, our net loss for the year ended December 31, 2020 was $2,071,627 as compared to a net loss of $3,912,998 for the period ended December 31, 2019, a decrease of approximately 47%. Our accumulated deficit at December 31, 2020 was $15,085,274.

Liquidity and Capital Resources

As of December 31, 2020, we had cash of $122,899 and a working capital deficit of $3,532,343 as compared to cash of $4,726 and a working capital deficit of $2,670,518 at December 31, 2019. Additional current assets as of December 31, 2020 include $79,153 held in escrow from the sale of securities under an offering pursuant to Regulation A. The Company has since received these funds.

For the year ended December 31, 2020, we funded our operations primarily through the sale of Common Stock to investors under Regulations CF and A. These sales accounted for net proceeds of $287,768. We also issued $125,000 in new notes, received $65,000 in proceeds from a U.S. Small Business Administration (SBA) loan, and repaid $43,000 in notes. We also repaid $25,748 in net borrowings under a revolving line of credit of up to $250,000 entered into between the Company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum. The Company's ongoing ability to access capital to fund the development of the TriFan 600 will have a material effect on the Company's operations and financial performance.

Included in the current liabilities are convertible notes issued to related parties. Of the $1,911,942 related party note liability, $763,176 is owed to David Brody. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible notes held by Mr. Brody have different maturity dates contingent upon the Company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the notes upon maturity in either cash or in shares of common stock of the Company. The loan with Mr. Brody is included as Exhibit 6.9 to this annual report.

The Company also received a loan of $50,000 from Mr. Brody in exchange for a promissory note. The note bears interest at a rate of 6.0% per annum. The loan with Mr. Brody is included in Exhibit 6.19 to this annual report. See "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS."

The Company also received loans from Jeffrey Pino, our former CEO, who passed away in 2016. The notes had a principal balance of $24,268 as of December 31, 2020 and bear interest at a rate of 3.0% per annum. The loans from Mr. Pino are included in Exhibits 6.10 and 6.11 to this annual report.

The Company also received a loan from Robert Denehy in exchange for a convertible promissory note. The convertible note has a principal amount of $715,000 and bears interest at a rate of 10.0% per annum. In October 2020, the principal and accrued interest on this note (totaling $857,782) plus an additional $125,000 of new cash were combined into a new convertible note with a principal balance of $982,782. Under the convertible note, the Company is required to issue to Mr. Denehy five year warrants for one-half the outstanding principal of his convertible notes. As of December 31, 2021, warrants for a total of 491,391 shares of common stock with an exercise price of $1.50 per share were held by Mr. Denehy. The original convertible note with Mr. Denehy was cancelled as part of this new note. The new note bears interest at a rate of 10.0% per annum. The convertible note with Mr. Denehy is included in Exhibit 6.14 to this annual report and is more fully described in "Interest of Management and Others in Certain Transactions."

The Company also received a loan from Saleem Zaheer, a consultant and shareholder of the Company, in exchange for a convertible note. The note has a principal amount of $30,000 and bears interest at a rate of 10.0% per annum. The loan with Mr. Zaheer is included in Exhibit 6.15 to this annual report.

Currently, the company requires additional capital to continue operations, and is receiving funding from private investors. If we do not continue to receive such funding from private investors, we anticipate that the company would run out of funding in the fourth quarter of 2022 based on our current cash balance and burn rate. Sales to private investors may involve primary sales by the company at different terms than those in the previous Regulation A or Regulation CF offerings. Our ability to receive additional investor financing may be harmed should affiliates and other holders of our securities attempt to sell their holdings.

Trends

During 2020, the Company was continuing its development of the aircraft design but at a minimal level due to its limited access to capital and also the Company's Chief Engineer passed away third quarter of 2020. However, the Company was able to increase its order book to a total of 117 aircraft, mainly through management's contacts and network in the sector. The increase in backlog served to further validate management's design vision of the TriFan 600.

Like most companies globally, XTI faced headwinds due to the pandemic vis-a-vis its fundraising efforts. This in turn hampered its ability to significantly move forward on the TriFan 600 development. In 2020, the Company had an on-going Reg A offering administered by StartEngine to raise capital. This campaign raised total gross proceeds of $327,320 during 2020, which allowed the Company to cover its administration costs and minimal project costs.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

XTI has assembled an experienced management team including aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. Robert Labelle, former CEO of AgustaWestland North America (from 2013-2017), is CEO and director. Charlie Johnson, former president and COO of Cessna Aircraft Company (from 1997-2003), is an outside director of the Company. David Brody, founder and former CEO and Chairman of AVX Aircraft Company (from 2005-2013), is Chairman of the Board, president, secretary, and the founder of XTI.

The table below lists our directors and executive officers, their ages as of December 31, 2020 and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office. The Company had no employees in 2020.

Name	Position	Age	Date of First Appointment
Executive Officers			
David E. Brody	Chairman, Secretary	71	September 2009
Robert J. Labelle	Chief Executive Officer	66	February 2017
Charles Johnson	Chief Operating Officer	78	October 2019
Sarita Jha	Chief Financial Officer (1)	58	September 2020
Directors			
David Brody	Chairman, Director, Secretary	71	October 2009
Charles Johnson	Director	78	December 2014
Robert J. Labelle	Director	66	February 2017
Paul Willard	Director	50	June 2017
Robert Denehy	Director	63	October 2017

(1) Mr. Willard was a director through December 2020.

(2) Ms. Jha became a director of the Company in January 2021.

Executive Officers

Robert J. Labelle, Chief Executive Officer and Director. Mr. Labelle joined XTI as its Chief Executive Officer in February 2017 after spending the prior three years as CEO of AgustaWestland North America. Prior to that, Mr. Labelle served as President of AgustaWestland Tiltrotor Company, the Company supporting development of the AW 609 Tiltrotor. He joined AgustaWestland in 2004 after a career in the U.S. Navy where he was program manager for several aircraft, including the E-2 Hawkeye, C-2 Greyhound, F/A-18 Foreign Military Sales, and S-3B Viking.

Charles B. Johnson, Chief Operating Officer and Director. Mr. Johnson is an aviation executive and pilot with over 40 years of experience. Mr. Johnson became a director of the Company in December 2014. In February 2016 he was named interim CEO of the Company following the death of his predecessor. He served as President and COO of Cessna Aircraft Company from 1997 to 2003. He joined Cessna in 1979 and held successive positions of increasing responsibility. He began aviation career as a U.S. Air Force pilot, and accumulated over 1,000 hours of military flight time in the F-105, serving in combat in Southeast Asia. He also served as the COO for Aero Electric Aircraft Corporation and Bye Aerospace prior to his role as COO of XTI.

Sarita Jha CFA, Chief Financial Officer and (from 2021) Director. Ms. Jha joined the Company in September 2020. From 2005 to 2015, she was Director, Principal Investments, for UniCredit Bank AG where she was responsible for managing the origination, structuring and execution of private equity investments for the Bank principal investments in Europe. From 2015 through 2020 she was a Managing Partner of Frontlight Partners Limited, an international advisory firm in London, England founded by senior financial executives with extensive experience in private equity, investment banking and operations. Her sectoral experience includes aerospace and manufacturing.

Directors

David Brody, Chairman of XTI, and Director. Mr. Brody is the founder of the Company and Chairman of its Board. He designed the initial TriFan 600 configuration, technology and performance objectives. He formed the initial leadership team, filed for patents and began development of the TriFan aircraft in 2014. Mr. Brody is also the founder of the advanced technology helicopter Company, AVX Aircraft Company (an engineering design and U.S. defense contractor), and was its Chairman and Chief Executive Officer until 2013, and continues to serve on the AVX board. Mr. Brody, a lawyer, has practiced law in Denver with the international law firm, Hogan Lovells US LLP since 2013. An inventor, he holds several patents for inventions in aircraft technology and other fields.

Robert Denehy, Director. Mr. Denehy is the General Manager of Aerogulf Services, a commercial helicopter operator and maintenance facility located in Dubai. Mr. Denehy has been with Aerogulf Services since July 1995. At Aerogulf, Mr. Denehy oversees all engineering and operations for a Company that provides support to offshore oil and gas operations in the United Arab Emirates and throughout North Africa.

Mr. Paul Willard, Director. Mr. Willard is a Silicon Valley Engineer and Tech Investor. Mr. Willard served as a partner with Subtraction Capital, a venture capital fund from 2013 through 2017, and with Storm Ventures, a venture capital fund from 2018-2019. Since 2020 he was a Partner with Grep VC.

Significant Employees

As of December 31, 2020, the Company did not have any full time employees. The Company utilized several full-time consultants and many part-time consultants to conduct its operations. To date, XTI has engaged several teams of experienced engineering consulting companies and other contractors with extensive knowledge and experience in the aerospace industry to assist with development of the TriFan 600, FAA certification issues, financing and strategic planning. Upon securing financing in June 2021, the Company hired a number of full-time employees to further develop the design of the concept aircraft.

Compensation of Directors and Executive Officers

The following table sets forth information about the annual compensation of the three highest-paid persons who were directors or executive officers during our last completed fiscal year.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
David Brody	Chairman	-0-	-0-	-0-
Charlie Johnson	COO	30,000	-0-	30,000
Robert Labelle	CEO	300,000	512,531	812,531
Sarita Jha	CFO	20,000	-0-	20,000

Compensation of Directors

For the fiscal year ended December 31, 2020, we did not pay cash compensation to any of our non-executive directors for their services as directors. Our non-executive directors have received equity in lieu of cash compensation for their board service. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

Compensation of Mr. Brody

Mr. Brody has been a party to a consulting agreement with the Company since October 1, 2015 which provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from Mr. Brody), he will receive compensation totaling $240,000 in recognition of his service as Chairman, President and Secretary between January 1, 2014 and September 30, and $10,000 per month for October through December 2015. No amounts have been paid to Mr. Brody under his consulting agreement.

Compensation of Mr. Labelle

Effective January 1, 2019, the Company entered into a new consulting agreement with Mr. Labelle providing for payments of $25,000 per month through December 31, 2019. This agreement was extended through December 31, 2020. For the fiscal year ended December 31, 2020, Mr. Labelle earned a bonus of $150,000 in cash and received options to purchase 347,518 shares of stock relating to the Company's fundraising.

On June 14, 2022, Robert Labelle and Sarita Jha left the company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of December 31, 2020 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable	Percent of class (3)
David Brody	25,000,000	-0-	66.9%
Estate of Jeffrey Pino	4,347,826	-0-	11.6%
All directors and officers as a group (6 persons)	26,811,944	-0-	71.7%

(1) The address of those listed is c/o XTI Aircraft Company, 7625 S. Peoria Street, Suite 216A, Englewood, CO 80112

(2) Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3) Based on 37,398,697 shares outstanding as of December 31, 2020.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value. As of December 31, 2020, we had 37,398,697 shares of common stock outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation, as amended, and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock (in the event we create preferred stock), holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock that may be created in the future.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may create in the future.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with relate parties. Further, holders of common stock may have rights less favorable than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on the Crowd Note offering):

- In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Mr. Brody

The Company entered into a convertible note agreement with Mr. Brody in August 2015. As of December 31, 2020 the convertible note had an outstanding principal balance of $763,176.

As of January 1, 2016, the Company entered into a revolving line of credit with Mr. Brody. The line of credit permits the Company to borrow up to $250,000 from Mr. Brody. Monthly interest in the amount of 3.0% per annum is charged on any unpaid outstanding balance. As of December 31, 2020, the balance on the revolving line of credit was $85,791.

As of November 14, 2019, the Company entered into a promissory note with Mr. Brody. The note is in the principal amount of $50,000 and accrues interest at a rate of 6.0% per annum. As of December 31, 2020, the balance on the promissory note was $50,000.

Effective December 31, 2021, the Company and Mr. Brody agreed to combine the existing August 2015 convertible note, the January 2016 revolving credit promissory note, and November 2019 promissory note into a new convertible note.

The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

- $250,000 matures once the Company receives at least $20.0 million in total from investors;
- $250,000 matures once the Company receives at least $25.0 million in total from investors;
- $250,000 matures once the Company receives at least $30.0 million in total from investors; and
- $257,323 matures once the Company receives at least $35.0 million in total from investors.

Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at any time on or before the fourth maturity date.

For cash forecasting purposes, we have assumed that Mr. Brody will receive cash payments totaling $1,007,323 plus accrued interest if the maximum offering is achieved. Mr. Brody will not receive any cash payments for the new convertible loan unless we raise at least $20 million.

Transactions with Estate of Jeff Pino

Mr. Jeff Pino was the former CEO of the Company. He passed away in February 2016. Mr. Pino's estate holds two convertible demand promissory notes from the Company (the "Pino Notes") in the principal amount of $47,268 and $50,000, respectively. The Pino Notes do not carry a maturity date, but Mr. Pino's estate can request repayment of the notes at any time. In addition, Mr. Pino's estate can elect to have all or any portion of the notes repaid in common stock of the Company using the good faith estimated value of the Company (as agreed between the Company and Mr. Pino's estate) to determine the number of shares to be issued as repayment. In February 2019, the Company reached an agreement with Mr. Pino's estate to retire the outstanding Pino Notes in exchange for cash and the return of 2,347,826 shares of Common Stock held by the estate once all payments have been made. As of December 31, 2020, the outstanding principal amount on the note was $24,268.

During 2021, the Company fully repaid the Pino Notes resulting in the 2,347,826 shares held by Mr. Pino's estate being returned to the Company.

Andrew Woglam's Consulting Agreement and Payable

Mr. Andrew Woglam, who was the CFO of the Company through August 2020, earned $25,300 for his consulting services throughout 2020. An outstanding unpaid balance owed Mr. Woglam at December 31, 2020 of $27,600 was paid in full in 2021.

Robert Denehy's Consulting Agreement and Convertible Note

Mr. Denehy's consulting agreement with the Company, effective October 25, 2017, provides for certain payments upon the event of the Company raising equity and debt financing from investors introduced to the Company solely by Mr. Denehy. Mr. Denehy will receive compensation based upon the amount of financing actually received from investors introduced by him alone of:

- Cash compensation equal to 2.0% of the cash received by the Company; and
- Options or shares equal to 2.0% of the cash received by the Company. The number of shares will be calculated using the same price per share actually paid by the investor.

In addition, Mr. Denehy is the holder of a convertible promissory note from the Company (the "Denehy Note") in an original principal amount of $715,000 representing amounts loaned to the Company by him. The Denehy Note called for interest rate of 10.0% per annum. In October 2020, the principal and accrued interest on this note (totaling $857,782) plus an additional $125,000 of new cash were combined into a new convertible note with a principal balance of $982,782 (the "New Denehy Note") and warrants for 491,391 shares of common stock with an exercise price of $1.50 per share. The original convertible note with Mr. Denehy and the warrants issued under such note were cancelled in exchange for the New Denehy Note. The New Denehy Note bears interest of 10.0% per annum.

During 2021, Mr. Denehy lent the Company an additional $225,000 which was incorporated into the principal of a consolidated single convertible note with a principal balance of $1,254,529 and a maturity date of December 31, 2023. Mr. Denehy may elect to convert all or a portion of the principal amount of the convertible note into shares of the Company at a per share price of $1.00.

Litigation

In 2019, the Company settled a lawsuit by Answer Engineering LLC ("Answer"), partly owned by Dennis Olcott, PhD., formerly SVP of Engineering and Chief Engineer of the Company, that alleged breach of contract for XTI's failure to pay certain invoices. In response, XTI filed a counter claim against Answer alleging breach of contract for its failure to perform various engineering services. The settlement required XTI pay an amount previously accrued in the Company's 2019 financials. The settlement also required Dr. Olcott to relinquish to the Company 2.2 million shares of XTI common stock.

OTHER INFORMATION

None.

RISK FACTORS

The Securities and Exchange Commission (the "Commission") requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies.

1. We are an early-stage Company and have not yet generated any revenues

Since its inception in 2009, XTI has a limited operating history. There is no assurance that XTI will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. XTI does not believe it will be able to generate revenues without successfully completing the certification of its TriFan 600 aircraft, which involves substantial risk. As a result, XTI is dependent upon raising sufficient financing to fund the Company until the TriFan 600's entry-into-service. At the time of this filing and based on the Company's conclusion of its PDR, XTI estimates this amount to be a minimum of $150 million in capital, net of anticipated aircraft deposits. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding is received from customer deposits or sales, more investor funds than currently anticipated may be required. Additional difficulties may be encountered prior to FAA certification, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which XTI intends to operate. If additional capital is not available when required, or is not available on acceptable terms, XTI may be forced to modify or abandon its business plan.

2. The Company has realized significant operating losses to date and expects to incur losses in the future

The Company has operated at a loss since inception, and these losses are likely to continue. Until the Company achieves profitability, it will have to seek other sources of capital in order to continue operations.

3. There is a possibility that we may not be able to continue as a "going concern"

We have adopted ASU No. 2014-15, "Disclosure of Uncertainties about the Entity's Ability to Continue as a Going Concern." We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations.

4. We are controlled by our Chairman, whose interests may differ from those of the other shareholders.

As of the date of this report, David Brody, founder and chairman of the board of directors, owns the majority of shares of the Company's common stock, and his majority ownership might continue indefinitely. Therefore, Mr. Brody is now and could be in the future in a position to elect or change the members of the board of directors and to control XTI's business and affairs and certain significant corporate actions, including but not limited to acquisitions, the sale or purchase of assets and the issuance and sale of XTI's shares. XTI also may be prevented from entering into transactions that could be beneficial to the other holders of the shares without Mr. Brody's consent. Mr. Brody's interests might differ from the interests of other shareholders.

5. The remainder of the development period for the TriFan 600 may take longer than anticipated

Even if it meets its development schedule, XTI does not expect to deliver certified aircraft to customers until 2025 at the earliest. As a result, the receipt of significant revenues is not anticipated until that time and may occur later than projected, as XTI's previous development schedule has been delayed. XTI depends on receiving large amounts of capital and other financing to complete its development work, with no assurance that XTI will be successful in completing its development work or becoming profitable.

6.   The Company will face significant market competition

The TriFan 600 potentially competes with a variety of aircraft manufacturers in the United States and abroad. Further, XTI could face competition from competitors of whom XTI is not aware that have developed or are developing technologies that will offer alternatives to the TriFan 600. Competitors could develop an aircraft that renders the TriFan 600 less competitive than XTI believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Other manufacturer may be developing a light, fixed-wing, VTOL aircraft with performance similar to that of the TriFan 600.

7.   Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the development or certification of the TriFan 600 and failure of the product to meet its performance estimates is likely to affect the Company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of XTI's suppliers to deliver components as agreed. This may further delay the development and/or certification of the TriFan 600.

8.   Delays in aircraft delivery schedules or cancellation of orders may adversely affect the Company's financial results

As XTI continues its pre-sales program which includes refundable deposits for TriFan 600 aircraft. The deposits do not create an obligation on the part of the customer to purchase an aircraft, and a customer may request the full return of its refundable deposit. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions or competitive alternatives in the market by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, services, and training, from which the Company expects to generate additional revenue. Such events would have a material adverse effect on XTI's financial results and/or liquidity.

9.   Operations could be adversely affected by interruptions of production that are beyond the Company's control

XTI intends to produce the TriFan 600 and its derivatives using systems, components and parts developed and manufactured by third-party suppliers. XTI's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on XTI.

10.   The Company will require FAA certification

Certification by the Federal Aviation Administration will be required for the sale of the TriFan 600 in the civil or commercial market in the United States. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification can be expected to result in XTI incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the TriFan 600's certification or the costs of complying with such laws and regulations cannot be predicted.

11.   We depend on key personnel

XTI's future success depends on the efforts of key personnel, including its senior executive team. XTI does not currently carry any key man life insurance on its key personnel or its senior executive team. The loss of services of any of these personnel may have an adverse effect on XTI. There can be no assurance that XTI will be successful in attracting and retaining the personnel XTI requires to develop and market the proposed TriFan 600 aircraft and conduct XTI's proposed operations.

12. The Company's estimates of market demand may be inaccurate

XTI has projected the market for the TriFan 600 based upon a variety of internal and external market data. The estimates involve assumptions, which may not be realized in fact. There can be no assurance that XTI's estimates for the number of TriFan 600 aircraft that may be sold in the market will be as anticipated. In the event that XTI has not accurately estimated the market size for and the number of TriFan 600 aircraft that it can sell, , it could have a material adverse effect upon XTI, its results from operations, and an investment in the shares.

13. The Company will require intellectual property protection and may be subject to the intellectual property claims of others

Although the Company has received patents issued by the US Patent and Trademark Office (USPTO) (design patent D741247 and utility patent US 9,676,479) for the TriFan 600, there is no guarantee that the Company will receive one or more additional patents for which it will apply to the USPTO or for which it has applied or will apply in foreign jurisdictions. If one or more of any of XTI's existing or future patents are challenged by a third party (such as a claim of invalidity of the XTI patents or a claim of infringement against XTI), the federal courts would determine whether XTI is entitled to patent protection. If XTI fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the TriFan 600 aircraft, its competitive position could suffer. Notwithstanding XTI's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to XTI's TriFan 600 technology without infringing on any of XTI's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to XTI or that any court will rule in XTI's favor in the event of a dispute related to XTI's intellectual property. In the absence of further patent protection, it may be more difficult for XTI to achieve commercial production of the TriFan 600.

14. There is no current market for the Company's shares

There is no formal marketplace for the resale of XTI's common stock. We do not have plans to apply for or otherwise seek trading or quotation of the Company's shares on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

15. You will need to keep records of your investment for tax purposes

As with all investments in securities, if you sell our common stock at a profit, you may need to pay tax on the long- or short-term capital gains that you realize. If you do not have a regular brokerage account, or your regular broker will not hold the common stock of XTI for you, there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain or loss on any sales of the common stock.

16. Certain Investors have consented to jurisdiction in Colorado and waived certain rights to a trial by jury

Certain investors consented to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Colorado. As a result, investors located outside the State of Colorado may incur additional expense or inconvenience bringing a legal claim against us due to this geographic limitation. Additionally, certain investors were required to waive all right to trial by jury for any claim arising out of or relating to the subscription agreement in our offerings under Regulation Crowdfunding and Regulation A. The waiver of the right to trial by jury and forum selection provisions does not extend to any claim made under federal securities laws that do not arise out of or relate to the subscription agreement.

17. Any material disruption in our information systems could adversely affect our business

Our systems, or those of third-parties upon which we rely, may experience service interruptions, outages, or degradation because of hardware and software defects or malfunctions, human error or intentional bad acts by third parties or our employees, contractors, or service providers, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, cyberattacks or other events. Our insurance may not be sufficient, and we may not have sufficient remedies available to us from our third-party service providers, to cover all of our losses that may result from such issues which may have an adverse impact on our business, financial condition and results of operations.

18.   **We have broad discretion in how we use our assets, and depending on business events, may lead to the inefficient usage of available capital and other resources**

Our management has broad discretion in the use of our assets, including capital raised. We may use capital for general corporate purposes, including working capital, operating expenses and/or capital expenditures, and we may acquire complementary businesses, products, offerings or technologies. We may also spend or invest in a way with which our stockholders disagree. If our management fails to use our capital effectively, our business could be seriously harmed.

19.   **Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited**

As of December 31, 2020, the Company had $3,872,549 of federal net loss carryforwards ("NOLs"). Under the Tax Cuts and Jobs Act, federal NOLs generated by the Company in tax years through December 31, 2017 may be carried forward for 20 years and may fully offset taxable income in the year utilized and federal NOLs generated by the Company in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. Under Sections 382 and 383 of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change federal NOLs and other tax attributes (such as research and development tax credits) to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over a rolling three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes which may have an adverse impact on our business, financial condition and results of operations.

20.   **We may enter into joint venture, teaming and other arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have material adverse results on our business and results of operations**

We may enter into joint venture, teaming and other arrangements. These activities involve risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. A failure of our business relationships could have a material adverse effect on our business and results of operations.

21.   **Our ability to raise capital and develop our aircraft may be materially impacted by the COVID-19 pandemic, the resulting negative impact on supply chain and/or the availability of key personnel, and/or negative geopolitical events that in turn cumulatively or individually increase investment risk both in the private and public markets**

The full impact on the economy and the capital markets in the U.S. and the rest of the world from the COVID-19 pandemic creates a level of uncertainty that is not fully understood in terms of both scale and duration. The high level of volatility in the capital markets may make it difficult to raise funds, especially for early stage companies like ours that involve higher risk. If we are able to raise sufficient funds to continue development of our aircraft, we may have difficulty securing supplies, personnel or manufacturing partners.

FINANCIAL STATEMENTS

Included as an Exhibit to the Company's Form C-AR filing.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company
By David E. Brody,
Signature: /s/ David E. Brody
                Chairman of the Board
Date: June __, 2022

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman
Date: June __, 2022

/s/ Charles Johnson
Charles Johnson, Director
Date: June __, 2022